

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 30, 2008

Mr. William J. Lyons
Chief Financial Officer and Executive Vice President
CONSOL Energy Inc.
1800 Washington Road.
Pittsburgh, PA 15241

**Re: CONSOL Energy Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 19, 2008
File No. 1-14901**

Dear Mr. Lyons:

We have completed our review of your 2007 Form 10-K, and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief